UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

F.N.B. CORPORATION PROGRESS

SAVINGS 401(K) PLAN

FINANCIAL STATEMENTS

December 31, 2013 and 2012

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

Hermitage, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

F.N.B. Corporation Progress Savings 401(k) Plan

Hermitage, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana

June 19, 2014

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
Net assets available for benefits
Cash	$41,060	$34,026
Investments, at fair value
Stable Value Common Trust Fund	19,155,238	18,254,745
Mutual funds	88,806,138	62,826,163
F.N.B. Corporation common stock	43,532,450	34,354,157

Total investments	151,493,826	115,435,065

Receivables
Employer contributions - cash	185,046	4,869,848
Employer contributions - non-cash	4,752,724	—
Participant contributions	328,985	292,838
Notes receivable from participants	4,799,460	3,558,985

Total receivables	10,066,215	8,721,671

Total assets and net assets, reflecting all investments at fair value	161,601,101	124,190,762
Adjustment from fair value to contract value for fully benefit-responsive contracts	(267,693)	(752,425)

Net assets available for benefits	$161,333,408	$123,438,337

See accompanying notes to financial statements.

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income
Dividend and interest income	$4,995,291	$3,738,995
Net appreciation in fair value of investments	20,068,041	3,425,176

Total investment income	25,063,332	7,164,171
Contributions
Participant	8,962,971	8,203,009
Participant rollover	5,668,795	3,825,827
Employer - cash	4,524,790	9,135,523
Employer - non-cash	4,752,724	—

Total contributions	23,909,280	21,164,359

Deductions
Distributions to participants or beneficiaries	10,946,036	10,275,001
Administrative expenses	131,505	134,297

Total other deductions	11,077,541	10,409,298

Net increase	37,895,071	17,919,232
Net assets available for benefits:
Beginning of year	123,438,337	105,519,105

End of year	$161,333,408	$123,438,337

See accompanying notes to financial statements.

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 – DESCRIPTION OF PLAN

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a qualified 401(k) defined contribution plan, covering all eligible employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; F.N.B. Capital Corporation, LLC, First National Insurance Agency, LLC, Bank Capital Services LLC, and F.N.B. Payroll Services, LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All non-temporary employees are eligible to participate in the Plan. An eligible employee may enroll in the Plan the day following the date the employee commences employment. An eligible employee who does not enroll in the Plan will be automatically enrolled in the Plan following 30 days of employment, unless the employee opts out of the Plan before then.

As a result of the Corporation acquiring PVF Capital Corporation (PVFC) and Annapolis Bancorp, Inc. (ANNB) effective October 12, 2013 and April 6, 2013, respectively, employees who were active participants in the defined contribution plans of PVFC and ANNB were permitted to immediately participate in the Plan.

Contributions: Eligible employees may contribute up to 50% of their pre-tax annual compensation. An eligible employee who is automatically enrolled in the Plan will be deemed to have elected to have two percent of his or her compensation contributed on a pre-tax basis to the Plan. Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Participants direct the investment of their vested contributions into various investment options offered by the Plan.

The Corporation matches 100% of a participant’s elective pre-tax contribution, up to 4% of the participant’s compensation. The amount of matching contribution is a discretionary percentage and may be changed at any time. The Corporation may make additional contributions to the Plan unrelated to pre-tax contributions made by participants. The Corporation may make an automatic contribution to the Plan of three percent of a participant’s compensation and may also make a performance-based contribution to the Plan of up to two percent of a participant’s compensation, based on the extent to which the Corporation achieved its performance goals for the year. The automatic contribution and the performance-based contribution will only be made on behalf of eligible employees who are employed by the Corporation on the last day of the Plan year, or retire during the Plan year and meet various other conditions. Performance-based contributions amounted to 0.53% and 0.76% of eligible compensation for 2013 and 2012, respectively.

Matching contributions, automatic contributions, and performance-based contributions are made in the form of either shares of F.N.B Corporation common stock or cash used to acquire F.N.B. Corporation common stock.

Effective August 31, 2012, T. Rowe Price Trust Company (TRP) was appointed trustee for all Plan assets, except for the F.N.B. Corporation common stock. TRP replaced Prudential Retirement Insurance and Annuity Company (Prudential). All investments of the Plan were liquidated on August 30, 2012, by Prudential. The proceeds from liquidation were reinvested the following business day in investment options offered by TRP. TRP became the Trustee for the FNB Corporation common stock on January 2, 2013.

(Continued)

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Dividends on F.N.B. Corporation Common Stock: Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.

Participant Accounts: Each participant’s account is credited with their voluntary contribution and the employer’s matching, automatic and performance-based contributions, and an allocation of the Plan’s net earnings, as defined by the Plan. The voluntary contribution and employer match is paid semi-monthly at the end of each payroll period. The automatic and performance-based contributions, if any, are paid within 90 days after the end of the plan year.

Vesting: Participants are immediately vested in their voluntary contribution, employer’s matching contribution, and cash dividends paid on F.N.B. Corporation common stock, plus actual earnings thereon. Participants are 100% vested in the employer’s automatic and performance-based contributions and actual earnings thereon after three years of service.

Participants become 100% vested when attaining the age of 65 or in the event of death or permanent disability.

Forfeitures: Upon a participant’s separation from service, the non-vested portion of the participant’s account will be forfeited upon the earlier of the date the participant receives an account distribution or the date the participant incurs a five-year break in service. Forfeited amounts are used to reduce the Plan’s administrative expenses or to reduce future employer contributions. For the years ended December 31, 2013 and 2012, forfeitures totaled $657,278 and $144,391, respectively. Forfeitures of $290,000 and $50,000 were used to reduce employer contributions for 2013 and 2012, respectively.

Payment of Benefits: Upon separation of service, vested account balances of less than $1,000 will be paid in a single lump sum as soon as practicable after separation. Vested account balances greater than $1,000 will be distributed when requested by the participant.

The Plan permits withdrawals before separation of service under certain circumstances. Pre-tax contributions may be withdrawn provided the participant has an immediate and heavy financial need (as defined by the Internal Revenue Code) and other sources of funds, including plan loans, are not available. Also, after reaching age 59 and one-half, participants may withdraw all or a portion of a vested account balance.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants who remain actively employed by the Corporation may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years, unless the participant uses the proceeds of the loan to acquire a principal residence, in which case the repayment period must be reasonable as determined by the Plan administrator. Loans are secured by the balance in the participant’s account and bear an interest rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

Plan Termination: Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

(Continued)

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition: Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the plan. At December 31, 2013 and 2012, the Plan held an indirect interest in such contracts through its investment in a stable value fund. An adjustment from fair value to contract value of ($267,693) and ($752,425) was presented in the statement of net assets available for benefits at December 31, 2013 and 2012, respectively.

Income from investment contracts is recorded at the contract rate which is determined in accordance with contract terms.

Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.

Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses: All administrative expenses of the Plan not absorbed by forfeitures, except for investment and certain other fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Contributions: Participant contributions are recorded in the month withheld from participants’ wages. Employer matching contributions are paid and recorded in the same month as participant contributions. Other annual employer contributions are generally made within 90 days following the plan year end.

Distributions to Participants: Distributions to participants are recorded when paid by the trustee.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investments. These investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at fair value.

Issuer	Description of Investment	2013	2012
F.N.B. Corporation	F.N.B. Corporation common stock*	$43,532,450	$34,354,157

	Collective Trust
T. Rowe Price Trust Company	Stable Value Common Trust Fund	19,155,238	18,254,745

	Mutual fund investments
Dodge & Cox	Dodge & Cox Income	10,683,896	10,331,870
Harbor	Harbor International Institutional	10,583,927	8,630,754
Vanguard	Vanguard Institutional Index I	9,482,322	7,182,064

*Includes nonparticipant-directed investments

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Pooled separate accounts	$—	$3,629,667
Mutual funds	13,454,695	2,661,989
Common stock	6,613,346	(2,866,480)

	$20,068,041	$3,425,176

NOTE 4 – NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the employer’s automatic and performance-based contributions of F.N.B. Corporation common stock is as follows. These amounts contain both participant-directed and nonparticipant-directed stock as the nonparticipant-directed amounts cannot be separately identified.

	December 31
	2013	2012
Investments, at fair value:
F.N.B. Corporation common stock	$36,781,435	$28,934,269

(Continued)

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 – NONPARTICIPANT-DIRECTED INVESTMENT (Continued)

	Year Ended December 31
	2013	2012
Beginning balance	$28,934,269	$27,083,572
Changes in net assets:
Employer contributions	9,135,009	8,571,671
Net appreciation (depreciation) in fair value of investments	5,597,535	(2,947,609)
Dividends	1,452,245	1,581,727
Distributions to participants or beneficiaries	(2,916,390)	(2,298,037)
Transfers to participant-directed investments	(5,386,517)	(3,044,501)
Administrative expenses	(34,716)	(12,554)

Ending balance	$36,781,435	$28,934,269

NOTE 5 – FAIR VALUE MEASUREMENTS

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;

- quoted prices for identical or similar assets or liabilities in inactive markets;

- inputs other than quoted prices that are observable for the asset or liability;

- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

(Continued)

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2013 and 2012.

F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.

Mutual funds: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, based upon published market quotations on national exchanges.

Stable value common trust fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund generally provides for daily redemptions by the plan at reported net asset value per share.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$43,532,450	$—	$—	$43,532,450
Mutual fund investments
Bond mutual fund	10,683,896			10,683,896
U.S. equity growth funds	15,314,188	—	—	15,314,188
U.S. small-cap equity index funds	12,882,736	—	—	12,882,736
U.S. mid-cap equity index funds	12,711,495	—	—	12,711,495
U.S. large-cap equity index funds	9,482,322	—	—	9,482,322
International equity index funds	10,583,927	—	—	10,583,927
Other mutual (real estate) funds	1,439,219	—	—	1,439,219
Retirement target date funds (2005-2055)	15,708,355	—	—	15,708,355
Stable value common trust fund	—	19,155,238	—	19,155,238

Total investments at fair value	$132,338,588	$19,155,238	$—	$151,493,826

(Continued)

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
F.N.B. Corporation common stock	$34,354,157	$—	$—	$34,354,157
Mutual fund investments
Bond mutual fund	10,331,870			10,331,870
U.S. equity growth funds	9,613,463	—	—	9,613,463
U.S. small-cap equity index funds	8,969,346	—	—	8,969,346
U.S. mid-cap equity index funds	8,773,696	—	—	8,773,696
U.S. large-cap equity index funds	7,182,064	—	—	7,182,064
International equity index funds	8,630,754	—	—	8,630,754
Other mutual (real estate) funds	1,155,447	—	—	1,155,447
Retirement target date funds (2005-2055)	8,169,523	—	—	8,169,523
Stable Value Common Trust Fund	—	18,254,745	—	18,254,745

Total investments at fair value	$97,180,320	$18,254,745	$—	$115,435,065

The fair value of the employer contributions receivable approximates the carrying value based upon its short-term nature.

NOTE 6 – INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated September 24, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013 and 2012 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(Continued)

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. T. Rowe Price is the trustee for the F.N.B. Corporation common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $180,808 and $129,953 for plan years 2013 and 2012, respectively.

Certain plan investments are interests in a common collective trust (Stable Value Common Trust Fund) issued by T.Rowe Price Trust Company and certain mutual funds managed by T.Rowe Price. T.Rowe Price is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2013 and 2012, the Plan held an aggregate of 3,449,481 and 3,234,855 shares of F.N.B. Corporation common stock valued at $43,532,450 and $34,354,157, respectively. Dividends received on F.N.B. Corporation common stock were $1,623,928 and $1,728,984 for plan years 2013 and 2012, respectively. Notes receivable from participants are also considered party-in-interest transactions.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December
	2013	2012
Net assets available for benefits per the financial statements	$161,333,408	$123,438,337
Adjustment from fair value of investment in stable value common trust fund to contract value	267,693	752,425

Net assets per the Form 5500	$161,601,101	$124,190,762

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the net income reported in Form 5500:

	December
	2013	2012
Increase in net assets available for benefits per the financial statements	$37,895,071	$17,919,232
Change in adjustment from estimated fair value of investment in stable value common trust fund to contract value	(484,732)	752,425

Net gain per the Form 5500	$37,410,339	$18,671,657

SUPPLEMENTAL SCHEDULES

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of Plan Sponsor:         F.N.B. Corporation

Employer Identification Number:             25-1255406

Three-Digit Plan Number:                         002

(b) Identity of Issue, Borrower, (a) Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
* T. Rowe Price Trust	T. Rowe Price Stable Value Common Trust Fund	*	*	$19,155,238
JPMorgan	JPMorgan Mid Cap Value Select	*	*	6,548,278
Goldman Sachs	Goldman Sachs Small Cap Value Instl	*	*	6,744,783
Goldman Sachs	Goldman Sachs Growth Opportunities Instl	*	*	3,877,203
Dodge & Cox	Dodge and Cox Stock Fund	*	*	7,463,331
Dodge & Cox	Dodge and Cox Income	*	*	10,683,896
Vanguard	Vanguard Mid Cap Index Inv	*	*	2,286,014
Vanguard	Vanguard Small Cap Index Inv	*	*	1,514,527
Vanguard	Vanguard Institutional Index I	*	*	9,482,322
Harbor	Harbor International Instl	*	*	10,583,927
Harbor	Harbor Captial Appreciation Instl	*	*	7,075,378
Eagle Funds	Eagle Small Cap Growth R5	*	*	4,623,426
Schwab Funds	Schwab Total Stock Market Index	*	*	775,479
Nuveen	Nuveen Real Estate Securities I	*	*	1,439,219
* T. Rowe Price	Retirement Income Fund	*	*	506,895
* T. Rowe Price	Retirement 2005 Fund	*	*	178,481
* T. Rowe Price	Retirement 2010 Fund	*	*	1,143,197
* T. Rowe Price	Retirement 2015 Fund	*	*	1,764,806
* T. Rowe Price	Retirement 2020 Fund	*	*	3,532,551
* T. Rowe Price	Retirement 2025 Fund	*	*	2,059,413
* T. Rowe Price	Retirement 2030 Fund	*	*	3,491,921
* T. Rowe Price	Retirement 2035 Fund	*	*	593,147
* T. Rowe Price	Retirement 2040 Fund	*	*	1,504,268
* T. Rowe Price	Retirement 2045 Fund	*	*	196,762
* T. Rowe Price	Retirement 2050 Fund	*	*	623,996
* T. Rowe Price	Retirement 2055 Fund	*	*	112,918

				88,806,138
* F.N.B. Corporation	Common stock – nonparticipant directed	$40,931,812		36,781,435
	Common stock – participant directed	*	*	6,751,015

				43,532,450
* Participant Loans	Interest rates ranging from 2.25% to 5.25% through 2018	*	*	4,799,460

				$156,293,286

*	Indicates party in interest to the Plan.
**	Column (d) has not been presented as this information is not applicable for participant-directed

F.N.B. CORPORATION PROGRESS SAVINGS 401(K) PLAN

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

Year ended December 31, 2013

Name of Plan Sponsor:         F.N.B. Corporation

Employer Identification Number:             25-1255406

Three-Digit Plan Number:                         002

(a) Identity of Party Involved	(b) Description of Assets Including Interest Rate and Maturity in Case of a Loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (iii) – Series of transactions in excess of 5% of plan assets

FNB Corporation	Common Stock	$11,763,953		$11,763,953	$11,763,953
FNB Corporation	Common Stock		$(9,199,006)	$(8,607,554)	$(9,199,006)	$591,452

There were no category (i), (ii), or (iv) reportable transactions during 2013.

Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 19, 2014	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer